UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 25, 2013

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and nine month periods ended September 30, 2013 and 2012. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2012 annual report filed on Form 20-F with the Securities and Exchange Commission and the condensed consolidated financial statements and the accompanying notes included in this form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Risk Factors” and “Forward-Looking Statements” in the annual report on Form 20-F of Navios Logistics for the year ended December 31, 2012 for the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report.

Recent Developments

Exercise of Option for the Construction of an Additional 36 Dry Barges

On October 8, 2013, Navios Logistics exercised the option for the construction of an additional 36 dry barges for a total consideration of $19.1 million, based on the initial agreement for the construction of 36 dry barges, dated August 5, 2013.

Storage and Transshipment Agreement

Navios Logistics recently signed a 20 year agreement with Vale International S.A. a subsidiary of Vale S.A., to provide storage and transshipment services. This agreement is subject to a number of pre-conditions.

Overview

General

Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. Navios Logistics serves the storage and marine transportation needs of its customers through two port storage and transfer facilities, one in Uruguay for dry bulk commodities, agricultural, forest and mineral-related exports and the other in Paraguay for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).

Ports

Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports in Nueva Palmira, Uruguay and the other for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facility in Nueva Palmira has a total storage capacity of 460,000 metric tons. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 368 vessels, barges and pushboats of which 364 are owned and 4 are chartered-in under long-term charter-in contracts. Of the 364 owned vessels, barges and pushboats, 289 are currently operational and 75 are expected to be delivered during the first half of 2014.

Three tank barges and one pushboat of its current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.4 years. Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception.

The following is the current core fleet as of November 25, 2013.

Navios Logistics Fleet Summary (owned and chartered in)

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Description
Pushboat fleet (1),(2)	25	78,500 BHP	Various Sizes and Horsepower
Dry Barges (3)	295	518,000 DWT	Dry Cargo
Tank Barges (4)	35	112,475 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (5)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	362

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (6)	2010	16,871	Double-hulled Product Tanker
Ferni H (6)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	One pushboat is chartered-in with a horsepower of 580.
(2)	Three pushboats will be delivered in the fourth quarter of 2013.
(3)	72 dry barges will be delivered during the first half of 2014.
(4)	Three tank barges are chartered-in with total capacity of 6,066 m3.
(5)	These tank barges service the Argentine cabotage business.
(6)	Both tankers are chartered-in for a six-year period, and the Company has the obligation to purchase the vessels immediately upon the expiration of their charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions in order to implement its overall business strategy. In the barge business, Navios Logistics typically operates under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In the cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year at inception. Some of Navios Logistics’ charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, Navios Logistics engages in CoAs, which allow flexibility in transporting a certain cargo to its destination.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile during the last several years. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew contracts on its fleet and ports upon the expiration or termination of current contracts. The ability to renew contracts depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could likely result in a reduction in demand for services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessels, barges and pushboats business, Navios Logistics negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel and crew cost are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

One significant factor that affects Navios Logistics’ results of operations and revenues from quarter to quarter, particularly in the first and last quarters of each year, is seasonality. Generally, the high season for the logistics business is the period between February and July as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, in tandem with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The liquid port terminal operations in Paraguay and Navios Logistics cabotage business are not significantly affected by seasonality as the operations of the port and Navios Logistics’ cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry and liquid port terminal operations, the Barge Business segment includes Navios Logistics’ river fleet and the Cabotage Business segment includes the product tankers and the two self-propelled barges.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2013 and 2012. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2013 (unaudited)	Three Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)
Time charter, voyage and port terminal revenues	$48,521	$48,801	$144,159	$137,932
Sales of products	1,298	16,204	42,357	50,513
Time charter, voyage and port terminal expenses	(11,546)	(10,642)	(32,445)	(32,658)
Direct vessel expenses	(22,209)	(20,519)	(57,243)	(55,545)
Cost of products sold	(827)	(15,466)	(39,464)	(48,093)
Depreciation and amortization	(5,746)	(7,153)	(17,619)	(20,074)
General and administrative expenses	(3,668)	(3,271)	(10,279)	(10,134)
Interest expense and finance cost, net	(6,540)	(5,122)	(18,578)	(15,175)
Gain on sale of assets	—	—	18	—
Other expense, net	(1,722)	(2,304)	(6,589)	(5,752)

(Loss)/income before income taxes and noncontrolling interest	(2,439)	528	4,317	1,014
Income tax benefit/(expense)	1,483	380	5,196	(74)

Net (loss)/income	(956)	908	9,513	940
Less: Net income attributable to the noncontrolling interest	—	(12)	(112)	(36)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(956)	$896	$9,401	$904

Other Operating Data
Dry Port—dry cargo tons moved	1,031,600	1,091,100	2,961,400	3,087,900
Liquid Port—cubic meters of stored liquid cargos	50,411	52,740	173,858	165,584
Liquid Port—cubic meters of sales of products	2,233	15,536	42,616	49,218
Barge—cubic meters of liquid cargos	129,375	194,821	472,267	667,362
Barge—dry cargo tons	514,269	344,732	1,178,393	892,046
Cabotage—cubic meters of liquid cargos	620,260	636,292	1,733,434	1,687,194
Cabotage—available days	731	736	2,096	2,089
Cabotage—operating days	551	593	1,690	1,720
Revenues per Segment
Port Business	$12,316	$25,614	$71,734	$75,537
Revenue—dry port	$9,732	$8,593	$26,651	$22,830
Revenue—liquid port	$1,286	$817	$2,726	$2,194
Sales of products—liquid port	$1,298	$16,204	$42,357	$50,513
Barge Business	$22,886	$24,211	$71,955	$71,609
Cabotage Business	$14,617	$15,180	$42,827	$41,299

For the three month period ended September 30, 2013 compared to the three month period ended September 30, 2012

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended September 30, 2013, Navios Logistics’ time charter, voyage and port terminal revenue decreased by $0.3 million or 0.6% to $48.5 million, as compared to $48.8 million for the same period during 2012. Revenue from the cabotage business decreased by $0.6 million or 3.7% to $14.6 million for the three month period ended September 30, 2013, as compared to $15.2 million for the same period during 2012. This decrease was mainly attributable to a decrease in the operating days of the cabotage vessels. Revenue from the barge business decreased by $1.3 million or 5.5% to $22.9 million for the three month period ended September 30, 2013, as compared to $24.2 million for the same period during 2012. This decrease was mainly attributable to a decrease in the transportation of liquid cargo. The total decrease was mitigated by an increase in the port terminal business for the three month period ended September 30, 2013 of $1.6 million or 17.1% to $11.0 million, as compared to $9.4 million for the same period during 2012. The increase was mainly attributable to an increase in rates in the dry port terminal.

Sales of Products: For the three month period ended September 30, 2013, Navios Logistics’ sales of products decreased by $14.9 million or 92.0% to $1.3 million, as compared to $16.2 million for the same period during 2012. The decrease was attributable to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended September 30, 2013, time charter, voyage and port terminal expenses increased by $0.9 million or 8.5% to $11.5 million as compared to $10.6 million for the same period during 2012. Time charter and voyage expenses of the barge business for the three month period ended September 30, 2013 increased by $0.2 million or 3.4% to $8.2 million, as compared to $8.0 million for the same period during 2012. This was mainly attributable to an increase in voyage expenses in dry cargo transportation. Voyage expenses of the cabotage business for the three month period ended September 30, 2013 increased by $0.4 million or 122.4% to $0.7 million, as compared to $0.3 million for the same period during 2012. This increase was mainly attributable to a decrease in the time-charter days of the cabotage vessels. Port terminal business expenses for the three month period ended September 30, 2013 increased by $0.3 million or 10.8% to $2.6 million, as compared to $2.3 million for the same period during 2012. This was mainly attributable to an increase in operating expenses of Navios Logistics’ port facilities in Uruguay and Paraguay.

Direct Vessel Expenses: Direct vessel expenses increased by $1.7 million or 8.2% to $22.2 million for the three month period ended September 30, 2013, as compared to $20.5 million for the same period in 2012. Direct vessel expenses of the barge business increased by $1.2 million or 13.6% to $10.4 million for the three month period ended September 30, 2013, as compared to $9.2 million for the same period in 2012. This increase was mainly attributable to an increase in crew and other operating costs. Direct vessel expenses of the cabotage business increased by $0.5 million or 3.9% to $11.8 million for the three month period ended September 30, 2013, as compared to $11.3 million for the same period in 2012. The increase was mainly attributable to higher repairs and maintenance costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended September 30, 2013, Navios Logistics’ cost of products sold decreased by $14.7 million or 94.7% to $0.8 million, as compared to $15.5 million for the same period during 2012. The decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization expense decreased by $1.5 million or 19.7% to $5.7 million for the three month period ended September 30, 2013, as compared to $7.2 million for the same period of 2012. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended September 30, 2013 amounted to $4.8 million and $0.9 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the three month period ended September 30, 2012 amounted to $5.9 million and $1.3 million, respectively. Depreciation and amortization in the barge business decreased by $1.2 million or 19.9% to $4.0 million for the three month period ended September 30, 2013, as compared to $5.2 million for the same period during 2012. Depreciation and amortization in the cabotage business for the three month period ended September 30, 2013 decreased by $0.4 million or 37.7% to $0.7 million, as compared to $1.1 million for the same period during 2012. The decrease in the barge and the cabotage businesses resulted primarily from the decrease of the depreciation and amortization of assets that were fully amortized in 2012. This decrease was mitigated by an increase in the port terminal business depreciation and amortization for the three month period ended September 30, 2013 by $0.1 million or 2.0% to $1.0 million, as compared to $0.9 million for the same period during 2012.

General and Administrative Expenses: General and administrative expenses increased by $0.4 million or 12.1% to $3.7 million for the three month period ended September 30, 2013, as compared to $3.3 million for the same period during 2012. General and administrative expenses relating to the barge business increased by $0.3 million or 11.3% to $3.0 million for the three month period ended September 30, 2013, as compared to $2.7 million for the same period during 2012. General and administrative expenses relating to the cabotage business increased by $0.1 million or 54.1% to $0.2 million for the three month period ended September 30, 2013, as compared to $0.1 million for the same period during 2012. The increase in the barge and cabotage business general and administrative expenses was mainly attributable to an increase in salaries. General and administrative expenses relating to the port terminal business was the same for both the three month periods ended September 30, 2013 and 2012, amounting to $0.5 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $1.4 million or 27.7% to $6.5 million for the three month period ended September 30, 2013, as compared to $5.1 million for the same period of 2012. For the three month period ended September 30, 2013, interest expense amounted to $6.4 million, other finance costs amounted to $0.2 million and interest income amounted to $0.1 million. For the three month period ended September 30, 2012, interest expense amounted to $5.0 million, other finance costs amounted to $0.4 million and interest income amounted to $0.3 million. The increase was mainly attributable to the interest expense generated by the Additional Logistics Senior Notes (as defined below) issued in March 2013.

Other Expense, Net: Other expense, net decreased by $0.6 million or 25.3% to $1.7 million for the three month period ended September 30, 2013, as compared to $2.3 million for the same period of 2012. Other expense, net for the barge business decreased by $0.3 million or 63.9% to $0.2 million for the three month period ended September 30, 2013, as compared to $0.5 million for the same period in 2012. This decrease was mainly due to a decrease in taxes other than income taxes. Other expense, net for the port terminal business decreased by $0.4 million or 69.3% to $0.1 million for the three month period ended September 30, 2013, as compared to $0.5 million for the same period in 2012. This decrease was mainly due to a decrease in foreign exchange differences. The total decrease in other expense, net was partially offset by a $0.1 million or 8.7% increase in the cabotage business to $1.4 million for the three month period ended September 30, 2013, as compared to $1.3 million for the same period in 2012.

Income Tax Benefit/(Expense): Income tax benefit increased by $1.1 million or 290.3% to $1.5 million for the three month period ended September 30, 2013, as compared to $0.4 million for the same period in 2012. Income tax benefit in the barge business increased by $0.8 million or 94.0% to $1.6 million for the three month period ended September 30, 2013, as compared to $0.8 million for the same period in 2012. Income tax expense in the port terminal business decreased by $0.2 million to $0 for the three month period ended September 30, 2013, as compared to $0.2 million for the same period in 2012. The total change in income taxes was mainly attributable to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business. Income tax expense in the cabotage business decreased by $0.1 million or 63.7% to $0.1 million for the three month period ended September 30, 2013, as compared to $0.2 million for the same period in 2012.

For the nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012

Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2013, Navios Logistics’ revenue increased by $6.3 million or 4.5% to $144.2 million, as compared to $137.9 million for the same period during 2012. Revenue from the port terminal business increased by $4.4 million or 17.4% to $29.4 million for the nine month period ended September 30, 2013, as compared to $25.0 million for the same period during 2012. The increase was mainly attributable to an increase in rates in the dry port terminal. Revenue from the barge business increased by $0.4 million or 0.5% to $72.0 million for the nine month period ended September 30, 2013, as compared to $71.6 million for the same period during 2012. This increase was mainly attributable to an increase in dry cargo volumes transported. Revenue from the cabotage business increased by $1.5 million or 3.7% to $42.8 million for the nine month period ended September 30, 2013, as compared to $41.3 million for the same period during 2012. This increase was mainly attributable to higher time-charter rates.

Sales of Products: For the nine month period ended September 30, 2013, Navios Logistics’ sales of products decreased by $8.1 million or 16.1% to $42.4 million, as compared to $50.5 million for the same period during 2012. The decrease was attributable to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $0.3 million or 0.7% to $32.4 million for the nine month period ended September 30, 2013, as compared to $32.7 million for the same period during 2012. This decrease was due to a $1.6 million or 5.9% decrease in time charter and voyage expenses of the barge business to $23.2 million for the nine month period ended September 30, 2013, as compared to $24.8 million for the same period in 2012 mainly attributable to a decrease in charter-in expenses due to the acquisition, in the third quarter of 2012, of one pushboat and six tank barges, which were previously chartered-in. This decrease was offset by (a) a $0.7 million or 10.2% increase in port terminal expenses to $7.8 million for the nine month period ended September 30, 2013, as compared to $7.1 million for the same period during 2012, which was mainly attributable to an increase in salaries and other operating expenses in Navios Logistics’ dry port facility in Uruguay and (b) a $0.6 million or 63.4% increase in voyage expenses of the cabotage business to $1.4 million for the nine month period ended September 30, 2013, as compared to $0.8 million for the same period during 2012 mainly due to a decrease in the time-charter days of the cabotage fleet.

Direct Vessel Expenses: Direct vessel expenses increased by $1.7 million or 3.1% to $57.2 million for the nine month period ended September 30, 2013, as compared to $55.5 million for the same period during 2012. Direct vessel expenses of the barge business increased by $3.2 million or 11.4% to $30.5 million for the nine month period ended September 30, 2013, as compared to $27.3 million for the same period in 2012. The increase was mainly attributable to higher crew and other operating costs. This increase was partially mitigated by a decrease in the direct vessel expenses of the cabotage business by $1.5 million or 5.1% to $26.7 million for the nine month period ended September 30, 2013, as compared to $28.2 million for the same period in 2012. This decrease resulted primarily from lower crew costs. Direct vessel expenses include crew costs, victualing costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the nine month period ended September 30, 2013, Navios Logistics’ cost of products sold decreased by $8.6 million or 17.9% to $39.5 million, as compared to $48.1 million for the same period during 2012. The decrease was attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization decreased by $2.5 million or 12.2% to $17.6 million for the nine month period ended September 30, 2013, as compared to $20.1 million for the same period of 2012. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2013 amounted to $14.8 million and $2.8 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the nine month period ended September 30, 2012 amounted to $16.6 million and $3.5 million, respectively. Depreciation and amortization in the barge business decreased by $1.5 million or 10.3% to $12.7 million for the nine month period ended September 30, 2013, as compared to $14.2 million for the same period during 2012. Depreciation and amortization in the cabotage business for the nine month period ended September 30, 2013 decreased by $1.1 million or 35.4% to $2.0 million, as compared to $3.1 million for the same period during 2012. The decrease in the barge and the cabotage businesses was primarily due to the fact that certain of these assets were fully amortized in 2012. This decrease was mitigated by an increase in the port terminal business depreciation and amortization for the nine month period ended September 30, 2013 by $0.1 million or 3.8% to $2.9 million, as compared to $2.8 million for the same period during 2012.

General and Administrative Expenses: General and administrative expenses increased by $0.2 million or 1.4% to $10.3 million for the nine month period ended September 30, 2013, as compared to $10.1 million for the same period during 2012. General and administrative expenses relating to the barge business increased by $0.2 million or 0.7% to $8.2 million for the nine month period ended September 30, 2013 as compared to $8.0 million for the same period in 2012. This increase was mainly attributable to an increase in salaries. General and administrative expenses relating to the cabotage business increased by $0.1 million or 39.9% to $0.6 million for the nine month period ended September 30, 2013 as compared to $0.5 million for the same period in 2012. The total increase was partially mitigated by a decrease in the general and administrative expenses relating to the port terminal business of $0.1 million or 5.8% to $1.5 million, as compared to $1.6 million for the same period during 2012.

Interest Expense and Finance Costs, Net: Interest expense and finance costs, net increased by $3.4 million or 22.4% to $18.6 million for the nine month period ended September 30, 2013, as compared to $15.2 million for the same period of 2012. For the nine month period ended September 30, 2013, interest expense amounted to $17.9 million, other finance costs amounted to $0.9 million and interest income amounted to $0.2 million. For the nine month period ended September 30, 2012, interest expense amounted to $14.7 million, other finance costs amounted to $0.8 million and interest income amounted to $0.3 million. The increase in interest expense and finance costs, net was mainly attributable to the interest expense generated by the Additional Logistics Senior Notes issued in March 2013.

Other Expense, Net: Other expense, net increased by $0.8 million or 14.6% to $6.6 million for the nine month period ended September 30, 2013, as compared to $5.8 million for the same period of 2012. Other expense, net for the cabotage business increased by $0.9 million or 31.2% to $4.0 million for the nine month period ended September 30, 2013, as compared to $3.1 million for the same period in 2012. This increase was mainly attributable to an increase in taxes other than income taxes. Other expense, net for the port terminal business increased by $0.3 million or 122.0% to $0.5 million of expense for the nine month period ended September 30, 2013, as compared to $0.2 million of income for the same period in 2012. This increase was mainly attributable to foreign exchange differences. This increase was partially mitigated by a decrease in other expense, net of the barge business by $0.4 million or 15.8% to $2.1 million for the nine month period ended September 30, 2013, as compared to $2.5 million for the same period in 2012. This decrease was mainly attributable to a decrease in the provision for losses on accounts receivable.

Income Tax Benefit/(Expense): Income tax expense decreased by $5.3 million to $5.2 million of benefit for the nine month period ended September 30, 2013, as compared to $0.1 million expense for the same period in 2012. The port terminal business had $1.8 million benefit for the nine month period ended September 30, 2013 as compared to $0.7 million expense for the same period in 2012. The barge business had an increase of $3.5 million or 340.9% to $4.5 million benefit for the nine month period ended September 30, 2013 as compared to $1.0 million benefit for the same period in 2012. The total change in income taxes was mainly attributable to the merging of certain subsidiaries in Paraguay resulting in a one off income tax benefit in deferred income tax of $4.3 million for the nine month period ended September 30, 2013. This change was offset by an increase in the income taxes of the cabotage business by $0.7 million or 194.3% to $1.1 million for the nine month period ended September 30, 2013 as compared to $0.4 million for the same period in 2012.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and the issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund its operations, including working capital requirements. See “Working Capital Position”, “Capital Expenditures”, “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Logistics for the nine month periods ended September 30, 2013 and 2012.

(Expressed in thousands of U.S. dollars)	Nine Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2012 (unaudited)
Net cash provided by operating activities	$23,666	$31,749
Net cash used in investing activities	(46,090)	(11,408)
Net cash provided by/(used in) financing activities	88,542	(1,237)

Increase in cash and cash equivalents	66,118	19,104
Cash and cash equivalents, beginning of the period	45,538	40,529

Cash and cash equivalents, end of period	$111,656	$59,633

Cash provided by operating activities for the nine month period ended September 30, 2013 as compared to the nine month period ended September 30, 2012

Net cash from operating activities decreased by $8.0 million to $23.7 million of cash provided by operating activities for the nine month period ended September 30, 2013, as compared to $31.7 million for the same period in 2012. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization, income taxes and provision for losses on accounts receivable which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Nine Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2012 (unaudited)
Net income	$9,513	$940
Depreciation of vessels, port terminals and other fixed assets, net	14,775	16,576
Amortization of intangible assets and liabilities, net	2,844	3,498
Amortization of deferred financing costs	650	816
Amortization of deferred drydock costs	2,127	1,020
Provision for losses on accounts receivable	163	442
Gain on sale of assets	(18)	—
Income taxes	(5,196)	74

Net income adjusted for non-cash items	$24,858	$23,366

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The negative change in operating assets and liabilities of $1.2 million for the nine month period ended September 30, 2013 resulted from a $0.9 million increase in other long term assets, a $8.2 million increase in deferred drydock and special survey costs, a $0.5 million decrease in deferred income, a $1.6 million decrease in amounts due to affiliates, a $0.2 million decrease in other long term liabilities and a $14.5 million decrease in accounts payable. The negative change in operating assets and liabilities for the nine month period ended September 30, 2013 was partially offset by a $9.7 million increase in accrued expenses, a $2.4 million decrease in inventories, a $12.2 million decrease in accounts receivable and a $0.4 million decrease in prepaid expenses and other current assets.

The positive change in operating assets and liabilities of $8.4 million for the nine month period ended September 30, 2012 resulted from a $13.7 million decrease in accounts receivable, a $6.0 million increase in accrued expenses and a $0.3 million increase in other liabilities. The positive change in operating assets and liabilities for the nine month period ended September 30, 2012 was partially offset by a $4.1 million decrease in deferred income, a $3.5 million increase in prepaid expenses and other current assets, a $1.5 million increase in deferred drydock and special survey costs, a $0.7 million increase in other assets, a $0.7 million increase in inventories, a $0.3 million decrease in amounts due to affiliates and a $0.8 million decrease in accounts payable.

Cash used in investing activities for the nine month period ended September 30, 2013 as compared to the nine month period ended September 30, 2012:

Net cash used in investing activities increased by $34.7 million to $46.1 million for the nine month period ended September 30, 2013 from $11.4 million for the same period in 2012.

Cash used in investing activities for the nine month period ended September 30, 2013 was mainly the result of (a) $13.2 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $18.6 million for the acquisition of three pushboats, (c) $3.8 million for the construction of new dry barges, (d) $2.1 million in payments for the acquisition of Energias Renovables del Sur S.A., an Uruguayan company which controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port, (e) $3.3 million in payments for the construction of two new tank barges, and (f) $5.1 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the nine month period ended September 30, 2012 was mainly the result of (a) $3.3 million in payments for the construction of a new silo in Nueva Palmira, (b) $3.9 million in payments for the construction of a new conveyor belt in Navios Logistics’ dry port in Uruguay, (c) $2.7 million in payments for the construction of four new tank barges, (d) $0.4 million in payments for improvements performed in the pushboat fleet (e) $0.3 million in payments for the construction of additional tanks in Navios Logistics’ liquid port and (f) $0.8 million in payments for the purchase of other fixed assets.

Cash provided by financing activities for the nine month period ended September 30, 2013 as compared to cash used in financing activities for the nine month period ended September 30, 2012:

Net cash provided by financing activities increased by $89.7 million to $88.5 million cash provided by financing activities for the nine month period ended September 30, 2013, as compared to $1.2 million cash used in financing activities for the same period of 2012.

Cash provided by financing activities for the nine month period ended September 30, 2013 was mainly due to the $93.4 million proceeds from the Additional Logistics Senior Notes issued in March 2013. This was partially offset by (a) $0.9 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H (formerly known as the Stavroula), (b) a $0.8 million in payments for the acquisition of noncontrolling interests and (c) $3.1 million in payments of deferred financing costs following the issuance of the Additional Logistics Senior Notes.

Cash used in financing activities for the nine month period ended September 30, 2012 was mainly due to $1.2 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H (formerly known as the Stavroula).

EBITDA Reconciliation to Net Income/(loss) Attributable to Navios Logistics’ Stockholders

EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three month period ended September 30, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$7,322	$(1,808)	$(5,827)	$(643)	$(956)
Depreciation and amortization	965	664	4,117	—	5,746
Amortization of deferred drydock costs	—	718	259	—	977
Interest (income)/expense and finance cost, net	(17)	1,633	4,281	643	6,540
Income tax expense/(benefit)	—	77	(1,560)	—	(1,483)

EBITDA	$8,270	$1,284	$1,270	$—	$10,824

Three month period ended September 30, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$5,787	$(795)	$(4,096)	$896
Depreciation and amortization	946	1,065	5,142	7,153
Amortization of deferred drydock costs	—	160	205	365
Interest (income)/expense and finance costs, net	(67)	1,661	3,528	5,122
Income tax expense/(benefit)	212	212	(804)	(380)

EBITDA	$6,878	$2,303	$3,975	$13,156

EBITDA decreased by $2.4 million to $10.8 million for the three month period ended September 30, 2013, as compared to $13.2 million for the same period of 2012. This decrease was mainly due to (a) a $14.9 million decrease in sales of products in the port terminal business, (b) a $1.2 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), which was attributable to the barge business, (c) a $0.3 million decrease in time charter, voyage and port terminal revenues, of which $1.3 million decrease was attributable to the barge business and a $0.6 million decrease was attributable to the cabotage business mitigated by a $1.6 million increase in the port terminal business, (d) a $0.4 million increase in general and administrative expenses, of which $0.3 million was attributable to the barge business and $0.1 million to the cabotage business, and (e) a $0.9 million increase in time charter, voyage and port terminal expenses of which $0.2 million was attributable to the barge business, a $0.3 million to the port terminal business and $0.4 million to the cabotage business. This decrease was partially offset by (a) a $14.7 million decrease in cost of products sold in the port terminal business, and (b) a $0.6 million decrease in other expense, net attributable to a $0.3 million decrease in the barge business and a $0.4 million decrease in the port terminal business mitigated by a $0.1 million increase in the cabotage business.

Nine month period ended September 30, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$21,531	$2,151	$(11,798)	$(2,483)	$9,401
Depreciation and amortization	2,872	1,991	12,756	—	17,619
Amortization of deferred drydock costs	—	1,253	875	—	2,128
Interest (income)/expense and finance cost, net	(57)	4,873	11,279	2,483	18,578
Income tax (benefit)/expense	(1,819)	1,080	(4,457)	—	(5,196)

EBITDA	$22,527	$11,348	$8,655	$—	$42,530

Nine month period ended September 30, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$15,305	$366	$(14,767)	$904
Depreciation and amortization	2,766	3,084	14,224	20,074
Amortization of deferred drydock costs	—	334	686	1,020
Interest (income)/expense and finance cost, net	(198)	4,978	10,395	15,175
Income tax expense/(benefit)	718	367	(1,011)	74

EBITDA	$18,591	$9,129	$9,527	$37,247

EBITDA increased by $5.3 million to $42.5 million for the nine month period ended September 30, 2013, as compared to $37.2 million for the same period of 2012. This increase was mainly due to (a) a $6.3 million increase in time charter, voyage and port terminal revenues, of which $1.5 million was attributable to the cabotage business, $0.4 million was attributable to the barge business and $4.4 million was attributable to the port terminal business, (b) a $8.6 million decrease in cost of products sold in the port terminal business, and (c) a $0.3 million decrease in time charter, voyage and port terminal expenses attributable to a $1.6 million decrease in the barge business mitigated by a $0.7 million increase in the port terminal business and a $0.6 million increase in the cabotage business. This increase was partially offset by (a) a $8.1 million decrease in sales of products in the port terminal business, (b) a $0.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), attributable to a $2.9 million increase in the barge business mitigated by a $2.2 million increase in the cabotage business, (c) a $0.2 million increase in general and administrative expenses attributable to a $0.2 million increase in the barge business and a $0.1 million increase in the cabotage business mitigated by a $0.1 million decrease in the port terminal business, (d) a $0.8 million increase in other expense, net attributable to a $0.9 million increase in the cabotage business, a $0.3 million increase in the port terminal business mitigated by a $0.4 million decrease in the barge business, and (e) a $0.1 million increase in noncontrolling interest.

Long-term Debt Obligations and Credit Arrangements

Senior Notes:

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200.0 million in Senior Notes due on April 15, 2019 (the “Existing Logistics Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, Navios Logistics issued $90.0 million in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional Logistics Senior Notes” and together with the Existing Logistics Senior Notes, the “Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes are identical to the $200.0 million of the Existing Logistics Senior Notes and are part of the same class and together with the Additional Logistics Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by Navios South American Logistics Inc. (“the parent company”) and all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, which is deemed to be minor and Logistics Finance. The parent company has no independent assets or operations. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The Existing Logistics Senior Notes and the Additional Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave S.A., on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of September 30, 2013, the outstanding loan balance was $0.5 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The Company was in compliance with all the covenants as of September 30, 2013.

For other long-term liabilities with related parties refer to section “Related Party Transactions” included elsewhere in this document.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of September 30, 2013, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	September 30, 2013 (Amounts in millions of U.S. dollars)
September 30, 2014	0.1
September 30, 2015	0.1
September 30, 2016	0.1
September 30, 2017	0.1
September 30, 2018	0.1
September 30, 2019 and thereafter	290.0

Total long-term borrowings	$290.5

Contractual Obligations:

The following table summarizes Navios Logistics’ contractual obligations as of September 30, 2013:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Payment due by period (in million $)

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$290.0	$290.5
Operating lease obligations (Time charters)	0.2	0.2	—	—	0.4
Capital lease obligations(2)	1.5	22.7	—	—	24.2
Dry port expansion obligations(3)	0.2	—	—	—	0.2
Acquisition of three pushboats(4)	1.7	—	—	—	1.7
Acquisition of chartered-in fleet obligations(5)	3.6	7.5	—		11.1
Acquisition of new dry barges(6)	15.3	—	—	—	15.3
Rent obligations(7)	0.6	1.0	0.2	0.1	1.9

Total	$23.2	$31.6	$0.4	$290.1	$345.3

(1)	The amount identified does not include (i) interest costs associated with the outstanding credit facilities and (ii) unamortized premium associated with our Additional Logistics Senior Notes.
(2)	Future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Ferni H (formerly known as Stavroula) and the San San H.
(3)	Future remaining contractual payments for the port expansion project in the dry port concerning mainly the new conveyor belt.
(4)	Future remaining contractual payments for the acquisition of three pushboats.
(5)	Future remaining contractual payments for the acquisition of one push-boat and six barges.
(6)	Future remaining contractual obligations for the acquisition of 36 dry barges.
(7)	Navios Logistics has several lease agreements with respect to its various operating offices.

Working Capital Position

On September 30, 2013, Navios Logistics’ current assets totaled $149.2 million, while current liabilities totaled $57.7 million, resulting in a positive working capital position of $91.5 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Navios Logistics’ Argentine subsidiaries could be prevented from transferring funds outside of Argentina. While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Logistics continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H (formerly known as the Stavroula), by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, each at the end of the extended period.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of September 30, 2013, Navios Logistics had paid $20.6 million for the construction of the new conveyor belt.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. Two barges were delivered in October and December, 2012 and two were delivered in April and June, 2013, with a cost of $1.9 million each.

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total acquisition price of $20.3 million. As of September 30, 2013, Navios Logistics had paid $18.6 million for the acquisition of the three pushboats.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19.1 million. As of September 30, 2013, Navios Logistics had paid $3.8 million for the construction of the new barges.

On October 8, 2013, Navios Logistics exercised the option for the construction of an additional 36 dry barges for a total consideration of $19.1 million, based on the initial agreement for the construction of 36 dry barges, dated August 5, 2013.

Dividend Policy

The payment of dividends is in the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of its credit facilities and the indenture governing its Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the nine month period ended September 30, 2013, two customers, Vale and Cammesa, accounted for 17.5% and 10.2% of Navios Logistics’ revenues, respectively. For the nine month period ended September 30, 2012, two customers, Vale and Esso, accounted for 18.2% and 11.4% of Navios Logistics’ revenues, respectively.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits in excess of government-provided insurance limits. Navios Logistics also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises. As of September 30, 2013, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $1.0 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2014.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs or ultimate resolutions of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Related Party Transactions

Balance due to affiliates as of September 30, 2013 amounted to $0.3 million (December 31, 2012: $1.9 million) which includes the current amounts due to Navios Holdings.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired the 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2.5 million to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of September 30, 2013, the company had paid $2.4 million and the remaining balance was $11.0 million.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments for both the three and nine month periods ended September 30, 2013 were less than $0.1 million respectively (less than $0.1 million for the same periods in 2012) and amounts payable were less than $0.1 million both as of September 30, 2013 and as of December 31, 2012.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month periods ended September 30, 2013 amounted to $0.2 million and $0.6 million, respectively ($0.2 million and $0.5 million, respectively, for the three and nine month periods ended September 30, 2012).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the former noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the three and nine month periods ended September 30, 2013 amounted to less than $0.1 million and $1.4 million, respectively ($0.6 million and $0.8 million, respectively, for the three and nine month periods ended September 30, 2012).

On July 10 2013, Navios Logistics became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% noncontrolling interest for a total consideration of $0.8 million.

Navios Logistics believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—On September 30, 2013 and December 31, 2012, Navios Logistics had a total of $290.5 million and $200.6 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

The interest on the loan facility of Hidronave S.A. and the Senior Notes is at a fixed rate and, therefore, changes in interest rates would not affect their value which as of September 30, 2013 was $0.5 million and $290.0 million, respectively.

For a detailed discussion of Navios Logistics’ debt instruments, refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the nine month periods ended September 30, 2013 and 2012 approximately 46.0% and 49.6%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the nine month period ended September 30, 2013 by $0.8 million. See also “Factors Affecting Navios Logistics’ Results of Operations”.

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations”.

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. There were no material changes to these critical accounting policies during the nine months ended September 30, 2013.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	September 30, 2013 (unaudited)	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents		$111,656	$45,538
Accounts receivable, net		16,782	29,122
Inventories		12,194	14,553
Prepaid expenses and other current assets		8,587	8,969

Total current assets		149,219	98,182

Vessels, port terminals and other fixed assets, net	3	386,405	356,038
Intangible assets other than goodwill	4	58,674	59,425
Goodwill		104,096	104,096
Other long term assets		27,940	18,603

Total noncurrent assets		577,115	538,162

Total assets		$726,334	$636,344

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$22,301	$34,747
Due to affiliate companies	7	267	1,853
Accrued expenses		27,762	17,011
Deferred income		2,505	3,004
Due to related parties, net		3,301	3,664
Current portion of capital lease obligations	3	1,499	1,353
Current portion of long-term debt	5	69	69

Total current liabilities		$57,704	$61,701

Senior notes, including premium	5	293,206	200,000
Due to related parties, net		7,270	8,859
Long term debt, net of current portion	5	476	529
Capital lease obligations, net of current portion	3	22,718	23,759
Deferred tax liability		13,406	18,522
Other long term liabilities		1,390	1,573

Total noncurrent liabilities		$338,466	$253,242

Total liabilities		$396,170	$314,943

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both September 30, 2013 and December 31, 2012		20	20
Additional paid-in capital		303,441	303,518
Retained earnings		26,703	17,302

Total Navios Logistics stockholders’ equity		330,164	320,840
Noncontrolling interest		—	561

Total stockholders’ equity		330,164	321,401

Total liabilities and stockholders’ equity		$726,334	$636,344

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Three Month Period Ended September 30, 2013 (unaudited)	Three Month Period Ended September 30, 2012 (unaudited)	Nine Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2012 (unaudited)

Time charter, voyage and port terminal revenues		$48,521	$48,801	$144,159	$137,932
Sales of products		1,298	16,204	42,357	50,513
Time charter, voyage and port terminal expenses		(11,546)	(10,642)	(32,445)	(32,658)
Direct vessel expenses		(22,209)	(20,519)	(57,243)	(55,545)
Cost of products sold		(827)	(15,466)	(39,464)	(48,093)
Depreciation and amortization	3,4	(5,746)	(7,153)	(17,619)	(20,074)
General and administrative expenses		(3,668)	(3,271)	(10,279)	(10,134)
Interest expense and finance cost, net		(6,540)	(5,122)	(18,578)	(15,175)
Gain on sale of assets		—	—	18	—
Other expense, net		(1,722)	(2,304)	(6,589)	(5,752)

(Loss)/income before income taxes and noncontrolling interest		$(2,439)	$528	$4,317	$1,014
Income tax benefit/(expense)		1,483	380	5,196	(74)

Net (loss)/income		$(956)	$908	$9,513	$940
Less: Net income attributable to the noncontrolling interest		—	(12)	(112)	(36)

Net (loss)/income attributable to Navios Logistics’ stockholders		$(956)	$896	$9,401	$904

Basic and diluted net (losses)/earnings per share attributable to Navios Logistics’ stockholders		(0.0478)	0.0448	0.47	0.0452

Weighted average number of shares, basic and diluted	8	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2012 (unaudited)

OPERATING ACTIVITIES:
Net income		$9,513	$940
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		15,345	22,426
Decrease in operating assets		14,086	8,813
(Decrease)/increase in operating liabilities		(7,058)	1,036
Payments for drydock and special survey costs		(8,220)	(1,466)

Net cash provided by operating activities		23,666	31,749

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net		(43,998)	(11,442)
Acquisition of intangible assets		(2,092)	—
Cash acquired		—	34

Net cash used in investing activities		(46,090)	(11,408)

FINANCING ACTIVITIES:
Proceeds on issuance of Senior Notes	5	93,375	—
Repayments of long-term debt	5	(53)	(54)
Acquisition of noncontrolling interest		(750)	—
Payments of obligations under capital leases	3	(895)	(1,183)
Debt issuance costs	5	(3,135)	—

Net cash provided by/(used in) financing activities		88,542	(1,237)

Net increase in cash and cash equivalents		66,118	19,104

Cash and cash equivalents, beginning of period		45,538	40,529

Cash and cash equivalents, end of period		$111,656	$59,633

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$12,918	$9,725
Cash paid for income taxes		$302	$812
Non-cash investing and financing activities:
Acquisition of vessels, port terminals and other fixed assets		—	15,259
Revaluation of vessels due to restructuring of capital lease obligation		—	4,590
Decrease in capital lease obligation due to restructuring		—	(4,590)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225
Net income	—	—	—	904	904	36	940

Balance September 30, 2012 (unaudited)	20,000	$20	$303,518	$18,050	$321,588	$577	$322,165

Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401
Acquisition of noncontrolling interest	—	—	(77)	—	(77)	(673)	(750)
Net income	—	—	—	9,401	9,401	112	9,513

Balance September 30, 2013 (unaudited)	20,000	$20	$303,441	$26,703	$330,164	$—	$330,164

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statement of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2012 balance sheet data was derived from audited financial statements, but do not include all disclosures required by GAAP. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2012 annual report filed on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Use of Estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for losses on accounts receivable and demurrages, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d) Income Taxes:

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. During the nine months period ended September 30, 2013, the Company decided to merge certain subsidiaries in Paraguay. As a result of the expected merger, the Company will distribute specifically identified earnings, which will be offset by retained net losses of $43,475. The Company’s decision to merge the subsidiaries resulted in a one-off income tax benefit in deferred income tax of $4,333. The 2013 estimated annual tax rate that is applied to ordinary income of the Paraguayan subsidiaries is 10%.

Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

	Country of Incorporation	Nature	Percentage of Ownership	Statement of Operations Period Ended September 30,
Company Name				2013	2012
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 - 9/30	1/1 - 9/30
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	3/19 - 9/30	—
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 9/30	1/1 - 9/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1 - 9/30	1/1 - 9/30
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 9/30	1/1 - 9/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 - 9/30	1/1 - 9/30
Thalassa Energy S.A.	Argentina	Barge-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 6/12	1/1 - 9/30
Hidrovia OSR S.A.(i)	Paraguay	Tanker-Owning Company/Oil Spill Response and Salvage Services	100%	1/1 - 7/10	1/1 - 9/30
Mercofluvial S.A.(i)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 7/10	1/1 - 9/30
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 9/30	1/1 - 9/30
Hidronave South American Logistics S.A.(iii)	Brazil	Pushboat-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
Horamar do Brasil	Brazil	Non-Operating Company	100%	5/8 - 9/30	—
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 9/30	1/1 - 9/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1 - 9/30	1/1 - 9/30
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 9/30	1/1 - 9/30
Merco Parana S.A	Argentina	Barge-Owning Company	100%	1/1 - 9/30	7/1 - 9/30

(i)	These companies were merged into other Paraguayan companies on July 10, 2013
(ii)	This company was merged into another Paraguayan company on June 12, 2013
(iii)	On July 10 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% noncontrolling interest.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$356,409	$(77,400)	$279,009
Additions	28,611	(12,401)	16,210
Transfers	2,998	—	2,998

Balance September 30, 2013	$388,018	(89,801)	298,217

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$59,099	$(7,742)	$51,357
Additions	14,265	(1,199)	13,066
Write-off	(22)	22	—

Balance September 30, 2013	$73,342	(8,919)	64,423

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$27,141	$(6,509)	$20,632
Additions	587	(942)	(355)

Balance September 30, 2013	$27,728	(7,451)	20,277

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$6,069	$(1,029)	$5,040
Additions	1,679	(233)	1,446
Transfers	(2,998)	—	(2,998)

Balance September 30, 2013	$4,750	(1,262)	3,488

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$448,718	$(92,680)	$356,038
Additions	45,142	(14,775)	30,367
Write-off	(22)	22	—

Balance September 30, 2013	$493,838	(107,433)	386,405

Certain assets of the Company have been pledged as collateral for a loan facility. As of September 30, 2013 and December 31, 2012, the net book value of such assets was $991 and $1,074, respectively.

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H (formerly known as the Stavroula), by extending their duration until June 2016 and amending the purchase price obligation to $9,850 and $9,800, each at the end of the extended period. As of September 30, 2013, the obligations for these vessels were accounted for as capital leases and the lease payments for both vessels were $895 for the nine month period ended September 30, 2013.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of September 30, 2013, Navios Logistics had paid $20,633 for the construction of the new conveyor belt.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. Two barges were delivered in October and December 2012 and two were delivered in April and June, 2013, with a cost of $1,900 each.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total acquisition price of $20,250. As of September 30, 2013, Navios Logistics had paid $18,597 for the acquisition of the three pushboats.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19,080. As of September 30, 2013, Navios Logistics had paid $3,816 for the construction of the new barges. The following is an analysis of the leased property under capital leases:

Vessels	September 30, 2013
San San H and Ferni H	$32,843

Less: Accumulated amortization	(2,036)

Net book value	$30,807

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of September 30, 2013, are as follows:

Payment Due by Period	September 30, 2013
September 30, 2014	$2,370
September 30, 2015	2,190
September 30, 2016	21,814

Total future minimum lease payments (1)	26,374
Less: amount representing interest (2)	(2,157)

Present value of future minimum lease payments (3)	$24,217

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as current and non current obligations under capital leases of $1,499 and $22,718, respectively.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of September 30, 2013 and December 31, 2012 consist of the following:

September 30, 2013	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value September 30, 2013
Trade name	$10,420	$—	$(5,992)	$4,428
Port terminal operating rights	34,060	2,092	(7,193)	28,959
Customer relationships	36,120	—	(10,833)	25,287

Total intangible assets	$80,600	$2,092	$(24,018)	$58,674

December 31, 2012	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Trade name	$10,420	$(5,210)	$5,210
Port terminal operating rights	34,060	(6,462)	27,598
Customer relationships	36,120	(9,503)	26,617
Favorable lease terms	3,780	(3,780)	—

Total intangible assets	$84,380	$(24,955)	$59,425

On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), an Uruguayan company, for a total consideration of $2,092. Enresur, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in Nueva Palmira free zone in Uruguay, near Navios Logistics’ existing port.

Amortization expense, net for the three and nine month periods ended September 30, 2013 amounted to $955 and $2,844 ($1,283 and $3,498, respectively, for the three and nine month periods ended September 30, 2012).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$260	$—	$4,428
Port terminal operating rights	975	975	975	975	975	24,084	28,959
Customer relationships	1,775	1,775	1,775	1,775	1,775	16,412	25,287

Total	$3,792	$3,792	$3,792	$3,792	$3,010	$40,496	$58,674

NOTE 5: BORROWINGS

Borrowings consist of the following:

	September 30, 2013	December 31, 2012
Senior Notes	$290,000	$200,000
Loan for Nazira	545	598

Total borrowings	290,545	200,598
Plus: unamortized premium	3,206	—
Less: current portion	(69)	(69)

Total long-term borrowings	$293,682	$200,529

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes due on April 15, 2019 (the “Existing Logistics Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, Navios Logistics issued $90,000 in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional Logistics Senior Notes” and, together with the Existing Logistics Senior Notes, the “Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes are identical to the $200,000 of Existing Logistics Senior Notes and are part of the same class and together with the Additional Logistics Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by Navios South American Logistics Inc. (“the parent company”) and all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, which is deemed to be minor, and Logistics Finance. The parent company has no independent assets or operations. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of September 30, 2013 and December 31, 2012, deferred financing costs associated with the Senior Notes amounted to $8,167 and $5,743, respectively. Interest expense associated with the Senior Notes amounted to $18,477 for the nine month period ended September 30, 2013 ($13,875 for the same period in 2012).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2013, the outstanding loan balance was $545 ($598 as of December 31, 2012). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

In connection with the loans and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of September 30, 2013.

The Company’s 9.25% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Logistics Finance (a co-issuer of the Senior Notes) and Horamar do Brasil. As of September 30, 2013, all subsidiaries, including Logistics Finance and Horamar do Brasil are 100% owned. The parent company and Horamar do Brasil, do not have any independent assets or operations. In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 9.25% Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The maturity table below reflects future payments of the long-term debt outstanding as of September 30, 2013, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
September 30, 2014	$69
September 30, 2015	69
September 30, 2016	69
September 30, 2017	69
September 30, 2018	69
September 30, 2019 and thereafter	290,200

Total	$290,545

NOTE 6: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of September 30, 2013, the remaining liability related to these pre-acquisition contingencies amounted to $960 ($1,039 as of December 31, 2012) and is entirely offset by an indemnification asset for the same amount, which is reflected in other noncurrent assets.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of September 30, 2013, the Company had operating lease obligations related to chartered-in barges and pushboats amounting to $377 until March 2016. The maturity table below reflects the future charter-in payments:

Year	Amount in thousands of U.S. dollars
September 30, 2014	$211
September 30, 2015	127
September 30, 2016	39

Total	$377

As of September 30, 2013, the Company had obligations related to its port expansion project, the acquisition of three pushboats, the acquisition of new dry barges and the acquisition of the chartered-in fleet (see note 7) of $153, $1,653, $15,264 and $11,076, respectively. The maturity table below reflects the remaining future payments of these commitments:

Year	Amount in thousands of U.S. dollars
September 30, 2014	$20,636
September 30, 2015	3,690
September 30, 2016	3,820

Total	$28,146

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2014.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs or ultimate resolutions of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At September 30, 2013 and December 31, 2012, the amounts due to affiliate companies were as follows:

	September 30, 2013	December 31, 2012
Navios Holdings	$267	$1,853

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of September 30, 2013, the company had paid $2,367 and the remaining balance was $11,076.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments for the three and nine month periods ended September 30, 2013 were $2 and $13, respectively ($23 and $46, respectively, for the three and nine month periods ended September 30, 2012) and amounts payable amounted to $1 as of September 30, 2013 and $30 as of December 31, 2012.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month periods ended September 30, 2013 amounted to $190 and $550, respectively ($150 and $450, respectively, for the three and nine month periods ended September 30, 2012).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the former noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the three and nine month periods ended September 30, 2013 amounted to $46 and $1,373, respectively ($582 and $824, respectively, for the three and nine month periods ended September 30, 2012).

On July 10 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% noncontrolling interest for a total consideration of $750.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of September 30, 2013 and December 31, 2012, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The accounting guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Unallocated interest

This reconciling item represents the interest expense resulting from the additional senior notes Navios Logistics issued on March 12, 2013, which has not yet been fully allocated to the segments due to the fact that the amount received has been maintained at the corporate level and not utilized by an operating segment as of September 30, 2013.

Inter-segment transactions, if any, are accounted for at current market prices. The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and nine month periods ended September 30, 2013 and 2012:

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2013	Cabotage Business Segment for the Three Month Period Ended September 30, 2013	Barge Business Segment for the Three Month Period Ended September 30, 2013	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$11,018	$14,617	$22,886	—	$48,521
Sales of products	1,298	—	—	—	1,298
Time charter, voyage and port terminal expenses	(2,550)	(694)	(8,302)	—	(11,546)
Direct vessel expenses	—	(11,761)	(10,448)	—	(22,209)
Cost of products sold	(827)	—	—	—	(827)
Depreciation and amortization	(965)	(664)	(4,117)	—	(5,746)
General and administrative expenses	(527)	(225)	(2,916)	—	(3,668)
Interest income/(expense) and finance cost, net	17	(1,633)	(4,281)	(643)	(6,540)
Other expense, net	(142)	(1,371)	(209)	—	(1,722)

Income/(loss) before income taxes and noncontrolling interest	7,322	(1,731)	(7,387)	(643)	(2,439)
Income tax (expense)/benefit	—	(77)	1,560	—	1,483

Net income/(loss) attributable to Navios Logistics’ stockholders	$7,322	$(1,808)	$(5,827)	(643)	$(956)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2012	Cabotage Business Segment for the Three Month Period Ended September 30, 2012	Barge Business Segment for the Three Month Period Ended September 30, 2012	Total
Time charter, voyage and port terminal revenues	$9,410	$15,180	$24,211	$48,801
Sales of products	16,204	—	—	16,204
Time charter, voyage and port terminal expenses	(2,302)	(312)	(8,028)	(10,642)
Direct vessel expenses	—	(11,318)	(9,201)	(20,519)
Cost of products sold	(15,466)	—	—	(15,466)
Depreciation and amortization	(946)	(1,065)	(5,142)	(7,153)
General and administrative expenses	(505)	(146)	(2,620)	(3,271)
Interest income/(expense) and finance cost, net	67	(1,661)	(3,528)	(5,122)
Other expense, net	(463)	(1,261)	(580)	(2,304)

Income/(loss) before income taxes and noncontrolling interest	5,999	(583)	(4,888)	528
Income tax (expense)/benefit	(212)	(212)	804	380

Net income/(loss)	5,787	(795)	(4,084)	908
Less: Net income attributable to the noncontrolling interest	—	—	(12)	(12)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,787	$(795)	$(4,096)	$896

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2013	Cabotage Business Segment for the Nine Month Period Ended September 30, 2013	Barge Business Segment for the Nine Month Period Ended September 30, 2013	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$29,377	$42,827	$71,955	—	144,159
Sales of products	42,357	—	—	—	42,357
Time charter, voyage and port terminal expenses	(7,782)	(1,353)	(23,310)	—	(32,445)
Direct vessel expenses	—	(26,743)	(30,500)	—	(57,243)
Cost of products sold	(39,464)	—	—	—	(39,464)
Depreciation and amortization	(2,872)	(1,991)	(12,756)	—	(17,619)
General and administrative expenses	(1,475)	(631)	(8,173)	—	(10,279)
Interest income/(expense) and finance cost, net	57	(4,873)	(11,279)	(2,483)	(18,578)
Gain on sale of assets	18	—	—	—	18
Other expense, net	(504)	(4,005)	(2,080)	—	(6,589)

Income/(loss) before income taxes and noncontrolling interest	19,712	3,231	(16,143)	(2,483)	4,317
Income tax benefit/(expense)	1,819	(1,080)	4,457	—	5,196

Net income/(loss)	21,531	2,151	(11,686)	(2,483)	9,513
Less: Net income attributable to the noncontrolling interest	—	—	(112)	—	(112)

Net income/(loss) attributable to Navios Logistics’ stockholders	$21,531	$2,151	$(11,798)	(2,483)	$9,401

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2012	Cabotage Business Segment for the Nine Month Period Ended September 30, 2012	Barge Business Segment for the Nine Month Period Ended September 30, 2012	Total
Time charter, voyage and port terminal revenues	$25,024	$41,299	$71,609	$137,932
Sales of products	50,513	—	—	50,513
Time charter, voyage and port terminal expenses	(7,061)	(828)	(24,769)	(32,658)
Direct vessel expenses	—	(28,172)	(27,373)	(55,545)
Cost of products sold	(48,093)	—	—	(48,093)
Depreciation and amortization	(2,766)	(3,084)	(14,224)	(20,074)
General and administrative expenses	(1,565)	(451)	(8,118)	(10,134)
Interest income/(expense) and finance cost, net	198	(4,978)	(10,395)	(15,175)
Other expense, net	(227)	(3,053)	(2,472)	(5,752)

Income/(loss) before income taxes and noncontrolling interest	16,023	733	(15,742)	1,014
Income tax (expense)/benefit	(718)	(367)	1,011	(74)

Net income/(loss)	15,305	366	(14,731)	940
Less: Net income attributable to the noncontrolling interest	—	—	(36)	(36)

Net income/(loss) attributable to Navios Logistics’ stockholders	$15,305	$366	$(14,767)	$904

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, barges and pushboats amounted to $298,217 and $279,009 as of September 30, 2013 and December 31, 2012, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $84,700 and $71,989 as of September 30, 2013 and December 31, 2012, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $29,715 and $31,827 as of September 30, 2013 and December 31, 2012, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,959 and $27,598 as of September 30, 2013 and December 31, 2012, respectively.

As of September 30, 2013 goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Borrowings: The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$111,656	$111,656	$45,538	$45,538
Accounts receivable, net	$16,782	$16,782	$29,122	$29,122
Accounts payable	$(22,301)	$(22,301)	$(34,747)	$(34,747)
Senior notes	$(290,000)	$(319,000)	$(200,000)	$(198,200)
Capital lease obligations	$(24,217)	$(24,217)	$(25,112)	$(25,112)
Long-term debt, including current portion	$(545)	$(545)	$(598)	$(598)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2013 and December 31, 2012.

	Fair Value Measurements at September 30, 2013
	Total	Level I	Level II	Level III
Cash and cash equivalents	$111,656	$111,656	$—	$—
Senior Notes	$(319,000)	$(319,000)	$—	$—
Capital lease obligations(1)	$(24,217)	$—	$(24,217)	$—
Long-term debt(1)	$(545)	$—	$(545)	$—

	Fair Value Measurements at December 31, 2012
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,538	$45,538	$—	$—
Senior Notes	$(198,200)	$(198,200)	$—	$—
Capital lease obligations(1)	$(25,112)	$—	$(25,112)	$—
Long-term debt(1)	$(598)	$—	$(598)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

NOTE 11: SUBSEQUENT EVENTS

On October 8, 2013, the company exercised the option for the construction of an additional 36 dry barges for a total consideration of $19,080, based on the initial agreement for the construction of 36 dry barges, dated August 5, 2013.

The company recently signed a 20-year agreement with Vale International S.A. a subsidiary of Vale S.A., to provide storage and transshipment services. This agreement is subject to a number of pre-conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2013	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer